As filed with the Securities and Exchange Commission on May 4 , 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X...	Form ...40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes......	No....X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
.......................... N/A ..........................

The following item is hereby incorporated by reference in the following HSBC Holdings plc Registration Statements (File Nos.#333-92024, 333-10474 and 333-102027):

1. Ratios of Earnings to Combined Fixed Charges and Preference Share Dividends, a copy of which is attached hereto as Annex A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc By: /s/ P A Stafford Name: P A Stafford Title: Assistant Group Secretary Date: May 4, 2005

Annex A

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS

The ratios of earnings to combined fixed charges and preference share dividends for HSBC Holdings plc for the periods indicated, using financial information calculated in accordance with U.K. GAAP and financial information adjusted to reflect U.S. GAAP, are:

	Year ended December 31,
	2004	2003	2002	2001	2000

Ratios in accordance with U.K. GAAP
Excluding interest on deposits	8.07	7.41	6.57	4.90	5.83
Including interest on deposits	1.81	1.80	1.66	1.35	1.38

Ratios in accordance with U.S. GAAP
Excluding interest on deposits	8.49	6.33	5.42	4.90	5.67
Including interest on deposits	1.85	1.67	1.53	1.34	1.37

For the purpose of calculating the ratios of earnings to combined fixed charges and preference share dividends, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor.